UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

______________________________

JMP Group LLC

(Name of Issuer)

Shares representing limited liability company interests in JMP Group LLC

(Title of Class of Securities)

46629U107

(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

March 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 46629U107

1)	Names of reporting persons. Joseph A. Jolson

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds OO
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization USA

Number of shares beneficially owned by Each Reporting Person with:	7)	Sole Voting Power: 137,026 (a)
	8)	Shared Voting Power: 6,385,327 (b)
	9)	Sole Dispositive Power: 137,026 (a)
	10)	Shared Dispositive Power: 6,385,327 (b)

11)	Aggregate amount beneficially owned by each reporting person 6,522,353 (a)(b)
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 30.63%
14)	Type of reporting person (see instructions) IN

Notes:

(a)

As of March 19, 2019, Mr. Jolson may be deemed to own beneficially (i) 77,026 shares representing limited liability company interests (the “Common Shares”) held by Mr. Jolson directly; and (ii) 60,000 vested and unexercised options to purchase Common Shares.

(b)

As of March 19, 2019, Mr. Jolson may be deemed to share beneficial ownership of (i) 1,287,584 Common Shares held by the Joseph A. Jolson 1996 Trust dtd 3/7/96, of which Mr. Jolson is a trustee; (ii) 5,022,743 Common Shares held by the Joseph A. Jolson 1991 Trust dtd 6/4/91, of which Mr. Jolson is a trustee; and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

CUSIP No. 46629U107

1)	Names of reporting persons. Joseph A. Jolson 1996 Trust dtd 3/7/96

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially owned by Each Reporting Person with:	7)	Sole Voting Power: 0
	8)	Shared Voting Power: 1,287,584
	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 1,287,584

11)	Aggregate amount beneficially owned by each reporting person 1,287,584
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 6.05%
14)	Type of reporting person (see instructions) OO

CUSIP No. 46629U107

1)	Names of reporting persons. Joseph A. Jolson 1991 Trust dtd 6/4/91

2)	Check the appropriate box if a member of a group (see instructions)
(a)
(b)
3)	SEC Use Only
4)	Source of Funds PF
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).
6)	Citizenship or Place of Organization California

Number of shares beneficially owned by Each Reporting Person with:	7)	Sole Voting Power: 0
	8)	Shared Voting Power: 5,022,743
	9)	Sole Dispositive Power: 0
	10)	Shared Dispositive Power: 5,022,743

11)	Aggregate amount beneficially owned by each reporting person 5,022,743
12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13)	Percent of class represented by amount in Row 11 23.58%
14)	Type of reporting person (see instructions) OO

Item 1. Security and Issuer.

This Amendment No. 14 (“Amendment”) relates to the Common Shares of JMP Group LLC, a Delaware limited liability company (the “Issuer”). The address of the principal executive office of the Issuer is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

Item 2. Identity and Background.

(a)-(c)	This Statement is filed by:
(i)	Joseph A. Jolson, a US citizen;
(ii)	Joseph A. Jolson Trust dtd 3/7/96, a trust formed/established under the laws of California (the “1996 Trust”); and
(iii)	Joseph A. Jolson Trust dtd 6/4/91, a trust formed/established under the laws of California (the “1991 Trust”).

The foregoing are hereinafter sometimes collectively referred to as the “Reporting Persons.”  The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment.

Joseph A. Jolson’s principal occupation and employment is Chairman and Chief Executive Officer of the Issuer, and he is a trustee of the 1996 Trust and 1991 Trust.

The principal business address for each of the Reporting Persons is 600 Montgomery Street, Suite 1100, San Francisco, CA 94111.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e)

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	As disclosed above, Joseph A. Jolson is a U.S. citizen, the 1996 Trust was formed/established under laws of California, and the 1991 Trust was formed/established under laws of California

Item 3. Source and Amount of Funds or Other Consideration.

Annex A, attached hereto and incorporated herein by reference, sets forth all the transactions effected by the 1991 Trust since the filing of Amendment No. 13 to Schedule 13D through March 19, 2019. The 1991 Trust acquired 286,700 Common Shares for a total purchase price of $1,244,619.52 using cash on hand.

Item 4. Purpose of Transaction.

From the filing of Amendment No. 13 to Schedule 13D through March 19, 2019, as disclosed on Annex A, the 1991 Trust made open market purchases of Common Shares pursuant to a Rule 10b5-1 trading plan.

On May 9, 2018, the 1991 Trust entered into a Rule 10b5-1 trading plan for the purpose of acquiring Common Shares of the Issuer.

Open market acquisitions of Common Shares between October 31, 2018 and December 13, 2018 were made by the 1991 Trust pursuant to the May 9, 2018 Rule 10b5-1 trading plan.

On December 14, 2018, the 1991 Trust entered into a Rule 10b5-1 trading plan for the purpose of acquiring Common Shares of the Issuer.

Open market acquisitions of Common Shares between December 21, 2018 and March 19, 2019 were made by the 1991 Trust pursuant to the December 14, 2018 Rule 10b5-1 trading plan.

On December 31, 2018, 75,000 vested and unexercised stock options expired.

The Reporting Persons intend to review their investment on a regular basis and, as a result of such review and subject to a Rule 10b5-1 trading plan, may determine at any time or from time to time, either alone or as part of a group:

●	to acquire additional securities of the Issuer through open market purchases, in privately negotiated transactions, or otherwise,

●	to dispose of all or a portion of the securities of the Issuer beneficially owned in the open market, in privately negotiated transactions, or otherwise, or

●

to take any other available course of action which may involve one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D or have the results described in those subparagraphs.

Notwithstanding anything herein to the contrary, each Reporting Person specifically reserves the right to change its intention with respect to any and all matters disclosed or referenced herein. In reaching any decision with respect to any course of action, each Reporting Person expects it would take into consideration a variety of factors including, but not limited to, the Issuer's business and prospects, other business opportunities available to the Reporting Person, changes in applicable laws and regulations, general economic conditions, worldwide money and equity market conditions (including the market price of the securities of the Issuer), tax considerations and any other factors deemed relevant.

Item 5. Interest in Securities of the Issuer.

(a), (b)

Per the Issuer’s Form 10-Q filed on November 9, 2018, the Issuer has 21,296,633 Common Shares outstanding as of November 6, 2018.

As of March 19, 2019, the Reporting Persons beneficially own the following amounts of JMP Common Shares:

(i)	Joseph A. Jolson: 6,522,353 (30.63%)
(ii)	The 1996 Trust: 1,287,584 (6.05%)
(iii)	The 1991 Trust: 5,022,743(23.58%)

The Reporting persons have the sole power to vote or direct the vote of, or the sole power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 137,026
(ii)	The 1996 Trust: 0
(iii)	The 1991 Trust: 0

The Reporting persons have the shared power to vote or direct the vote of, or the shared power to dispose or direct the disposition of, the following Common Shares:

(i)	Joseph A. Jolson: 6,385,327
(ii)	The 1996 Trust: 1,287,584
(iii)	The 1991 Trust: 5,022,743

As noted on Joseph A. Jolson’s cover page, he may be deemed to share beneficial ownership over (i) 1,287,584 Common Shares held by the 1996 Trust of which Mr. Jolson is a trustee; (ii) 5,022,743 Common Shares held by the 1991 Trust of which Mr. Jolson is a trustee and (iii) 75,000 Common Shares held by The Jolson Family Foundation.

(c) Information concerning transactions in the Common Shares effected by the 1991 Trust is set forth on Annex A hereto and is incorporated herein by reference. Information concerning transactions in the Common Shares effected in the past 60 days is set forth on Annex A in numbers 28-36.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joseph A. Jolson is the Chairman of the board of directors and Chief Executive Officer of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit A: Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2019

/s/ Joseph A. Jolson

Joseph A. Jolson 1996 Trust dtd 3/7/96

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

Joseph A. Jolson 1991 Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

ANNEX A

TRANSACTIONS IN COMMON SHARES BY THE REPORTING PERSONS

1.	On October 31, 2018, the 1991 Trust acquired 2,300 shares at an average price of $4.9507 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

2.	On November 1, 2018, the 1991 Trust acquired 497 shares at an average price of $4.886 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

3.	On November 5, 2018, the 1991 Trust acquired 5,500 shares at an average price of $4.9995 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

4.	On November 6, 2018, the 1991 Trust acquired 5,100 shares of JMP at an average price of $4.9994 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

5.	On November 7, 2018, the 1991 Trust acquired 3,323 shares of JMP at an average price of $4.9771 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

6.	On November 12, 2018, the 1991 Trust acquired 1,800 shares of JMP at an average price of $4.9994 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

7.	On November 13, 2018, the 1991 Trust acquired 5,200 shares of JMP at an average price of $4.9496 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

8.	On November 14, 2018, the 1991 Trust acquired 5,376 shares of JMP at an average price of $4.865 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

9.	On November 15, 2018, the 1991 Trust acquired 12,820 shares of JMP at an average price of $4.834 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

10.	On November 16, 2018, the 1991 Trust acquired 1,401 shares of JMP at an average price of $4.8907 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

11.	On November 19, 2018, the 1991 Trust acquired 1,000 shares of JMP at an average price of $4.916 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

12.	On November 20, 2018, the 1991 Trust acquired 1,799 shares of JMP at an average price of $4.9228 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

13.	On November 21, 2018, the 1991 Trust acquired 1,400 shares of JMP at an average price of $4.9386 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

14.	On November 23, 2018, the 1991 Trust acquired 703 shares of JMP at an average price of $4.9057 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

15.	On November 26, 2018, the 1991 Trust acquired 4,597 shares of JMP at an average price of $4.9522 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

16.	On December 4, 2018, the 1991 Trust acquired 3,600 shares of JMP at an average price of $4.8113 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

17.	On December 7, 2018, the 1991 Trust acquired 8,300 shares of JMP at an average price of $4.7301 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

18.	On December 10, 2018, the 1991 Trust acquired 58,355 shares of JMP at an average price of $4.4694 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

19.	On December 11, 2018, the 1991 Trust acquired 7,000 shares of JMP at an average price of $4.5803 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

20.	On December 12, 2018, the 1991 Trust acquired 5,000 shares of JMP at an average price of $4.6059 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

21.	On December 13, 2018, the 1991 Trust acquired 3,699 shares of JMP at an average price of $4.4996 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

22.	On December 21, 2018, the 1991 Trust acquired 700 shares of JMP at an average price of $4.10 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

23.	On December 24, 2018, the 1991 Trust acquired 1,100 shares of JMP at an average price of $4.0682 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

24.	On December 26, 2018, the 1991 Trust acquired 794 shares of JMP at an average price of $4.0765 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

25.	On December 28, 2018, the 1991 Trust acquired 600 shares of JMP at an average price of $4.0941 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

26.	On December 31, 2018, the 1991 Trust acquired 4,400 shares of JMP at an average price of $4.0159 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

27.	On January 2, 2019, the 1991 Trust acquired 100 shares of JMP at an average price of $3.965 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

28.	On March 5, 2019 the 1991 Trust acquired 5,379 shares of JMP at a price of $4.05 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

29.	On March 6, 2019 the 1991 Trust acquired 25,359 shares of JMP at a price of $4.0394 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

30.	On March 7, 2019 the 1991 Trust acquired 15,000 shares of JMP at a price of $4.0066 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

31.	On March 8, 2019 the 1991 Trust acquired 5,000 shares of JMP at a price of $3.96 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

32.	On March 11, 2019 the 1991 Trust acquired 4,524 shares of JMP at a price of $4.0331 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

33.	On March 12, 2019 the 1991 Trust acquired 3,150 shares of JMP at a price of $4.047per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

34.	On March 15, 2019 the 1991 Trust acquired 5,600 shares of JMP at a price of $4.0425 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

35.	On March 18, 2019 the 1991 Trust acquired 31,513 shares of JMP at a price of $3.8978 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

36.	On March 19, 2019 the 1991 Trust acquired 34,100 shares of JMP at a price of $3.828 per share in open market purchases pursuant to a Rule 10b5-1 trading plan.

EXHIBIT A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit A, and all amendments thereto may be filed on behalf of each such person.

Date: March 27, 2019

/s/ Joseph A. Jolson

Joseph A. Jolson 1996 Trust dtd 3/7/96

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee

Joseph A. Jolson 1991 Trust dtd 6/4/91

/s/ Joseph A. Jolson
Joseph A. Jolson, Trustee